Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

CNBC Asia Interview with Sumant Sinha

April 5, 2021

Speaker 1:	Sumant Sinha as the chairman, managing director of ReNew Power, turning his life from Gurugram. It’s great to have you Sumant, on the show. Thank you very much for your time. I believe you are going the SPAC way with your business in the US, getting it listed through a NASDAQ’s SPAC. I want to start off there essentially before anything else. You talk about fundraising plans and investor support for your business. What incentive did you have to choose this listing via a special purpose acquisition vehicle?

Sumant Sinha:	Yeah, look, thank you so much for having me on the show. Our intention was to get a listing done and the SPAC really offered us a path to get listed directly. Of course, we could have done a regular IPO as well, that would have required us to follow a slightly different process, filing with the SEC first and then going to the market in terms of actually talking to investors. SPAC actually allowed us to do the process the other way round, which is get the investors lined up first and then file with the SEC.

Sumant Sinha:	That’s really the benefit of doing a SPAC, which is a slightly different process, but from our standpoint, the end result, which are the listing eventually in the US market is what we were looking for and that’s really what we’re achieving. So really that was the end goal for us and that’s really our ending up with eventually.

Speaker 1:	Would some of your investors who have been with you through the course of your journey, step out, would there be an exit there, especially for names like Goldman Sachs?

Sumant Sinha:	Yeah, that’s right. As part of this transaction, we are raising $1.2 billion at an enterprise value of $8 billion. And of that the gross proceeds of the company will be $700 billion. There’s a secondary competent of close to half a billion dollars. So our existing investors will take a small amount of exit, but I think it’s important to note that our existing investors will continue to be 70% owners of ReNew Power post the listing as well. So they will continue to have a very substantial stake in the company after the listing is done as well.

Christina:	Sir, hi, this is Christina. In the renewable energy space, you continue to be a leader, especially in the state of Gujarat. Talk to us about your plans for expansion. Where do you see the future? Is it going to be in wind or is it going to be solar or water?

Sumant Sinha:	Yeah, look, that’s a great question. I think the Indian market is poised for substantial growth over the next 10 years and even beyond that. As you would be aware, the government of India has set a target of green India has got 90,000 megawatts of installed renewable energy capacity up by five times to grow on 50,000 megawatts by 2030. That’s really a remarkable growth. It’s going to require us to add 360,000 megawatts of renewable capacity in the next 10 years, which is equal to India’s entire installed capacity of power from all sources. So this is going to be a very, very sizeable sector. It’s going to grow very rapidly.

Sumant Sinha:	And just to give you another context, we’re going to add, just in renewable energy in India, the size of Japan’s current installed power market altogether. So this is going to be an enormous building program. And within that, of course, the pressure is we’ll have to have all sources of growth. We’ll have in our wind, we’ll have in our solar, but increasingly we’ll also have combined hybrid bids, batteries coming in as well because as the percentage of renewables in the grid grows to higher than 10% where it is right now, up to 35% by 2030, we will need to have intermittency management solutions. So the combined bids of wind, solar and hybrid, we’ll be able to provide more from power, through renewable energy. Those will actually become very critical in helping us achieve these targets, eventually.

Christina:	It all sounds very exciting. What sort of investment are you putting in? And what’s the return like and over what sort of period?

Sumant Sinha:	So, India is going to require an investment of at least a half a trillion dollars in this sector over the next 10 years. We’ve been growing at approximately a market share of about close to 10% over the last seven, eight years that we’ve been operating. And so it’s quite a logical to assume that we might maintain [inaudible] of this, of course of that half a trillion, some will go into just mission infrastructure and so on. But it is fair to assume that over the next 10 years, we’ll be investing and creating assets on the ground in India of maybe several tens of billions of dollars over this period of time.

Speaker 1:	Right. Sumant, do you think that this back listing would be able to capture the value of your business correctly? I mean, all that you’ve laid out right now and discussed and shared with us, do you think that that is the kind of value you will receive in the US, in this listing?

Sumant Sinha:	Yeah. I think so because of you know what’s happening globally and you may have seen this as that over the last a year or so, it has become very clear to folks that renewable energy is really the way of the growth, from where the growth in the bar sectors will be coming from and where all incremental demand is going to be met. And when you look at forecast for growth in renewable energy over the next several decades, you’re looking at growth of the order of 10 or 20 times over the next several years. And I think this is something that global investors are now locking on to. And that is why you have this big trend of ESG investments happening where a lot of fund managers, global fund managers, are now diverting more and more of the capital into ESG investments, clean energy, obviously one of the big areas within that.

Sumant Sinha:	And so I think what this gives us is it gives us access to a deep and liquid pool of money, which is the US market in any case, as well as the European market. And along with that an access to ESG funds, which are in fact becoming more and more common. So I think this is perhaps the best way for us to go, which is to really get access to a pool of investors that recognizes the growth in our sector, not just in India, but globally over the next several decades. So I think from that standpoint, it’s been a very important step for us in the company to have taken.

Christina:	Sir, thank you so much for your time. Good talking to you. Thank you so much for sharing with us your ideas.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.